Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

(Unaudited)

Nine Months Ended September 30, 2002
As Restated
Earnings:
Income before income taxes, net of minority interest in income of subsidiaries	$79,849
Adjustments:
Net interest expense (1)	99,320
Amortization of capitalized interest	6,777
Portion of rental expense representative of interest	2,050
Undistributed income of affiliate	37,167
Minority interest in income of subsidiaries	62,329

$287,492

Fixed Charges:
Net interest expense (1)	$99,320
Capitalized interest	3,912
Portion of rental expense representative of interest	2,050

$105,282

Ratio of earnings to fixed charges	2.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.